Exhibit 4.49
Loan Agreement
This Loan Agreement (“this Agreement”) is entered into and executed by and between the following Parties on June 8, 2011:
Party A: Ku6 Media Co., Ltd.
Party B: Shanda Games Limited
Under the principles of good faith, equality, mutual benefits and common development, through friendly negotiations, the Parties reach the following terms and conditions in respect to the loan issue in accordance with Hong Kong law:
1.	Type of Loan: The loan shall be provided in cash.

2.	Loan Purpose: The loan shall be used for business operation.

3.	Loan Amount: USD 7.3 million (Seven Million three hundred thousand USD).

4.	Interest Rate: 1.37% per annum according to the actual borrowing days.

5.	Loan Term: From June 25, 2011 to May 31, 2012.

6.	Limitation on the Loan Purpose: Party B shall not use the loan for other purposes except that under this Agreement.

7.	Repayment and Payment of the Principal and Interest

Party B shall fully repay and pay off the entire loan principal and the interest accrued thereof before May 31, 2012. The interest shall be calculated based on the agreed interest rate and the actual borrowing days, which shall be settled and paid off along with the repayment of the loan principal.

8.	Dispute Settlement

8.1
This Agreement is concluded in accordance with Hong Kong law and shall be performed in accordance with Hong Kong law, and the disputes arising from this Agreement shall be governed by Hong Kong law as well. Any disputes arising from the performance of this Agreement, shall be first settled by the Parties through friendly negotiation; if the Parties fail to reach any settlement on the dispute by negotiation, then either Party may resort to arbitration for settlement.

8.2	The Parties agree to file the dispute to Hong Kong International Arbitration Center for arbitration in accordance with its then applicable arbitral rules.

8.3
The arbitral award shall be final and binding on the Parties. The arbitration cost (including but not limited to the arbitration fee, attorney fee, etc.) shall be borne by the losing party, unless otherwise decided by the arbitral award.

9.	Miscellaneous

9.1
No Party is allowed to unilaterally modify or terminate this Agreement unless otherwise permitted by the law. Where one Party requires modifying or terminating this Agreement according to the applicable law, it shall notify the counter party on a timely basis and shall reach a written agreement with the counter party under such situation.

9.2
Where there is any issue which is not covered in this Agreement, the Parties shall discuss with each other and make a supplementary agreement on such issue. The said supplementary agreement shall have the same legal effect with this Agreement.

9.3	This Agreement has four original copies for each Party to hold two.

[Signature Page]
The Parties has procured their duly authorized representatives to sign this Agreement on the date first written above:
Party A: Ku6 Media Co., Ltd.
Authorized Representative (Signature):
Party B: Shanda Games Limited
Authorized Representative (Signature):